EXHIBIT 2

                               RIGGS PARTNERS LLC
                               3945 CENTRAL AVENUE
                         WESTERN SPRINGS, ILLINIOS 60558
                                 (708) 246-7022

January 19, 2001

Board of Directors
Algiers Bancorp, Inc.
1 Westbank Expressway
New Orleans, Louisiana 70114

Gentlemen,

      Riggs Partners LLC currently owns approximately 8.3% of the common stock of Algiers Bancorp, Inc. and has observed the company's performance since its initial public offering in 1996. We note that since the company's $10.00 per share IPO, your book value per share has declined from $14.50 to $13.74, in spite of management's opportunities to repurchase stock in the open market at prices below book value. Now that the company has been issued a "Cease and Desist" order by the Office of Thrift Supervision due to management's failure to comply with its regulatory responsibilities, the potential for the company to enhance shareholder value by repurchasing shares is no longer likely to be an option. In addition, the added expense associated with complying with the "Cease and Desist" order make it unlikely that the company can operate profitably or that shareholders can expect an acceptable return on their investment in the company. Indeed, almost five years have passed since your IPO and the stock remains mired below the IPO price.

      We therefore believe that it is incumbent upon you as fiduciaries to seriously consider all available means of maximizing shareholder value including through the immediate retention of an investment banking firm to solicit and consider offers from third parties with respect to the sale of the company or its assets.

      As concerned shareholders, we urge the Board to take immediate and appropriate action.

Very truly yours,


/s/ Philip J. Timyan

Philip J. Timyan

cc: Frederick R. Casteel, Office of Thrift Supervision, Regional Director,
    Midwest Region


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